Exhibit 99.1

Brookfield Renewable Energy Partners L.P.	Brookfield

News Release

All amounts in U.S. dollars unless stated otherwise

BROOKFIELD RENEWABLE TO ACQUIRE 292 MW HYDROELECTRIC PORTFOLIO IN PENNSYLVANIA

•	High-quality hydro portfolio in northeastern U.S.
•	Average annual generation of 1.1 million MWh
•	Synergies with existing assets operated by Brookfield Renewable on same river
•	Long term operating licenses

HAMILTON, Bermuda, October 8, 2015 – Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today announced an agreement to acquire a hydroelectric portfolio in Pennsylvania from Talen Energy for $860 million. Brookfield Renewable will acquire and fund the transaction with institutional partners and maintain an economic interest in the portfolio of approximately 40 percent. A portion of the purchase price will be funded with third party investment grade, non-recourse financing expected to close concurrently with the transaction.

The portfolio consists of two facilities, the 252 MW Holtwood station on the Susquehanna River and the 40 MW Wallenpaupack station on Lake Wallenpaupack in the Pocono Mountains, with a combined expected average annual generation of approximately 1.1 million megawatt hours. The acquisition provides a strong fit with Brookfield Renewable’s 417 MW Safe Harbor facility located eight miles upstream from Holtwood. All output is currently sold into PJM and the portfolio benefits from a diverse revenue stream including energy, capacity, renewable energy credits and ancillary services. Both Holtwood and Wallenpaupack have long-term FERC operating licenses through 2030 and 2045, respectively.

“These high-quality assets provide a unique opportunity to leverage our operating platform and hydroelectric expertise in a market facing significant coal retirements and increasing reliance on renewables,” said Sachin Shah, Chief Executive Officer of Brookfield Renewable.

The transaction is subject to regulatory approvals and other customary closing conditions and is expected to close in the first quarter of 2016.

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Brookfield Renewable Energy Partners (TSX: BEP.UN; NYSE: BEP) operates one of the largest publicly-traded, pure-play renewable power platforms globally. Diversified across 75 river systems and 14 power markets in North America, Latin America and Europe, its portfolio is primarily hydroelectric and totals more than 7,000 megawatts of installed capacity. With a portfolio of high-quality assets and strong growth prospects, the business is positioned to generate stable, long-term cash flows supporting regular and growing cash distributions to shareholders. For more information, please visit www.brookfieldrenewable.com.

For more information, please contact:

Zev Korman
Investor and Media Relations
Tel: 416-359-1955
Email: zev.korman@brookfieldrenewable.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “should”, “could”, “potential”, “tend to”, “target” “future”, “growth”, “expect”, “believe”, “goal”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the acquisition of a portfolio of hydroelectric generating assets, anticipated generation levels, revenue sources, expected operating synergies, the dynamics of the PJM energy market, and the funding, timing and completion of the acquisition. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate; our ability to sell products and services under contract or into merchant energy markets; weather conditions and other factors which may affect generation levels at our facilities; changes to energy markets, including incentives for renewable energy; the ability to grow within our current markets or expand into new markets; the ability to complete development and capital projects on time and on budget; the state of capital markets and the availability of equity and debt financing; the ability to effectively source, complete and integrate new acquisitions and to realize the benefits of such acquisitions; health, safety, security and environmental risks; general regulatory risks relating to the power markets in which we operate, including relating to the regulation of our assets, licensing and litigation; risks relating to our internal control environment; and other risks associated with the construction, development and operation of power generating facilities.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any date subsequent to the date of this news release. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.